Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR
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Zarlink Postpones Exercise Date for Mitel Networks Shares

OTTAWA, CANADA, July 14, 2006 - Zarlink Semiconductor (NYSE/TSX:ZL) today announced that it recently agreed together with other rights holders to postpone the exercise date for its put rights in Mitel Networks Corporation shares from September 1, 2006 to May 1, 2007.

      Management considers the postponement to be in Zarlink's best interests by enabling an orderly IPO (initial public offering) by Mitel Networks.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to continue to operate profitably and generate positive cash flows in the future; our exposure to product warranty claims resulting from product defects or failures; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our exposure to currency exchange rate fluctuations and other factors inherent in our international operations; and other factors referenced in our Annual Report and Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

      Zarlink, ZL and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin                                   Mike McGinn
Corporate Communications                    Investor Relations
(613) 270-7112                              (613) 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com